FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 14, 2004

Lucky1 Enterprises Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Material Change Report Form 51-102F3-dated April 14, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: April 14, 2004

Exhibit 1.

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Lucky 1 Enterprises Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

April 14, 2004.

3.

News Release

News release was issued on April 14, 2004 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Lucky 1 Enterprises Inc. (the “Company” or “Lucky”) announces the signing of a property option agreement concerning 12 mineral claims in the Kamloops Mining Division of British Columbia with an arm’s length party.  The Company has the right to earn a 100% undivided interest, subject to a 1 ½% Net Smelter Returns Royalty, by conducting exploration works and making staged cash payments over 3 years.

Also, Lucky issued 22,827 common shares in the Capital of the Company @ $0.15 per share in settlement of a debt totaling $3,424 owed to a company owned by a Director of Lucky.

5.

Full Description of Material Change

LUCKY 1 ENTERPRISES INC. (“Lucky” or the “Company”) is pleased to announce that further to the Company’s news release dated March 10, 2004, the Company has entered into an Option Agreement with an arm’s length party (the “Optionor”) in respect to certain mineral claims which are situated in the Kamloops Mining Division in the Province of British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement, Lucky has the right to acquire a 100% interest in the Extra High Property, subject to a 1½% Net Smelter Returns Royalty, by making staged cash payments totaling Canadian $150,000 (of which Canadian $15,000 was paid upon the execution of the Option Agreement) and incurring exploration expenditures on the Extra High Property totaling Canadian $500,000 over a period of 3 years.  Upon Lucky earning a 100% interest in the Extra High Property, Lucky may at anytime purchase 50% of the Net Smelter Returns Royalty by paying to the Optionor the sum of Canadian $500,000 leaving the Optionor with a 0.75% Net Smelter Returns Royalty.

Furthermore, the Company reports that it has entered into a “Debt Settlement Agreement” with J.W. Murton & Associates (the “Creditor”) of Kelowna, B.C.  J. Wayne Murton is a principal of the Creditor and a Director of the Company.  A total of 22,827 common shares at a deemed price of Canadian $0.15 per common share have been issued in full satisfaction of the debt totaling Canadian $3,424 which was owed by the Company to the Creditor (the “Debt Settlement Shares”).  The Debt Settlement Shares are subject to a hold period expiring on August 9, 2004.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 14th day of April, 2004.